Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Fiscal Year Ended
	October 30, 2004	October 29, 2005	October 29, 2006	October 28, 2007	November 2, 2008
Income from continuing operations	44,890	55,951	73,796	63,729	78,881
Income taxes for continuing operations	29,767	40,260	45,236	41,096	51,499

	74,657	96,211	119,032	104,825	130,380

Fixed charges as defined:
Interest	15,126	14,459	25,250	29,489	24,409
Interest component of rentals charged to operating expense	1,525	1,754	2,326	2,371	2,427

Total fixed charges	16,651	16,213	25,576	31,860	26,836
Amortization of capitalized interest	—	—	11	44	95

Subtract:
Interest capitalized	—	—	(335)	(660)	(874)

Earnings, as defined	$91,308	$112,424	$146,284	$136,069	$156,437

Ratio of earnings to fixed charges	5.48	6.93	5.30	4.27	5.83